Exhibit (12)(b)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

	Quarter ended March 31,
(in thousands)	2012	2011
Excluding interest on deposits (1)
Income before income taxes	$150,104	210,959
Fixed charges, excluding preferred dividends and capitalized interest	-	-
Earnings	$150,104	210,959
Interest	$-	-
One-third of rents	-	-
Preferred dividends	49,586	45,946
Capitalized interest	-	-
Fixed charges	$49,586	45,946
Consolidated ratios of earnings to fixed charges (2)	3.03	4.59

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.